SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-1(e))

Under the Securities Exchange Act of 1934

(Amendment No. 3)

YRC WORLDWIDE INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

984249607

(CUSIP Number)

Eric Ross
Senior Managing Director and Chief Compliance Officer

Avenue Capital Group

399 Park Avenue, 6th Floor

New York, NY 10022

(212) 850-3520

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  [__]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Investments, L.P. (“Avenue Investments”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

644,0441

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

644,044

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

644,044

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%2

14

TYPE OF REPORTING PERSON

PN

1

The 644,044 shares of Common Stock reported herein as being beneficially held by Avenue Investments includes 160,749 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes.

2

Based upon 28,558,778  shares of Common Stock outstanding as of January 31, 2014, as disclosed by the Issuer to the Reporting Persons (as defined below), and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 160,749 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Partners, LLC (“Avenue Partners”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

2,181,5251

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

2,181,525

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,181,525

12

Check box if the aggregate amount in row (11) excludes certain shares [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Investments and through Avenue International GenPar (as defined below) as general partner of Avenue International (as defined below).  Avenue Partners is the general partner of Avenue Investments and the sole shareholder of Avenue International GenPar.

2

Based upon 28,558,778  shares of Common Stock outstanding as of January 31, 2014, as disclosed by the Issuer to the Reporting Persons, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 557,602 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue International Master, L.P. (“Avenue International”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

1,537,4811

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

1,537,481

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,537,481

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%2

14

TYPE OF REPORTING PERSON

PN

1

The 1,537,481 shares of Common Stock reported herein as being beneficially held by Avenue International  includes 396,853 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes.

2

Based upon 28,558,778  shares of Common Stock outstanding as of January 31, 2014, as disclosed by the Issuer to the Reporting Persons, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 396,853 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue International Master GenPar, Ltd. (“Avenue International GenPar”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

1,537,4811

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

1,537,481

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,537,481

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%2

14

TYPE OF REPORTING PERSON

CO

1

This number represents shares beneficially held by Avenue International.  Avenue International GenPar is the general partner of Avenue International.

2

Based upon 28,558,778  shares of Common Stock outstanding as of January 31, 2014, as disclosed by the Issuer to the Reporting Persons, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 396,853 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Special Situations Fund VI (Master), L.P. (“Avenue Spec VI”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

2,754,7911

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

2,754,791

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,754,791

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%2

14

TYPE OF REPORTING PERSON

PN

1

The 2,754,791 shares of Common Stock reported herein as being beneficially held by Avenue Spec VI includes 356,164 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes.

2

Based upon 28,558,778  shares of Common Stock outstanding as of January 31, 2014, as disclosed by the Issuer to the Reporting Persons, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 356,164 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Capital Partners VI, LLC (“Avenue Capital VI”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

[  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

2,754,7911

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

2,754,791

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,754,791

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Spec VI.  Avenue Capital VI is the general partner of Avenue Spec VI.

2

Based upon 28,558,778  shares of Common Stock outstanding as of January 31, 2014, as disclosed by the Issuer to the Reporting Persons, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 356,164 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

GL Partners VI, LLC (“GL VI”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

2,754,7911

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

2,754,791

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,754,791

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Spec VI.  GL VI is the managing member of Avenue Capital VI, the general partner of Avenue Spec VI.

2

Based upon 28,558,778  shares of Common Stock outstanding as of January 31, 2014, as disclosed by the Issuer to the Reporting Persons, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 356,164 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes).

CUSIP No:  984249607                    SCHEDULE 13D                          Page 9 of 23

1

NAMES OF REPORTING PERSONS

Managed Accounts Master Fund Services – MAP 10 (“MAP 10”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)   [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

80,7351

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

80,735

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,735

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%2

14

TYPE OF REPORTING PERSON

OO

1

The 80,735 shares of Common Stock reported herein as being beneficially held by MAP 10 includes 18,171 shares of Common Stock issuable upon conversion 10% Series A Convertible Senior Secured Notes.

2

Based upon 28,558,778  shares of Common Stock outstanding as of January 31, 2014, as disclosed by the Issuer to the Reporting Persons, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 18,171shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Special Opportunities Fund I, L.P. (“Avenue Special Opportunities”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)   [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

854,675

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

854,675

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

854,675

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%1

14

TYPE OF REPORTING PERSON

OO

1

Based upon 28,558,778  shares of Common Stock outstanding as of January 31, 2014, as disclosed by the Issuer to the Reporting Persons, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act.

CUSIP No:  984249607                   SCHEDULE 13D                     Page 11 of 23

1

NAMES OF REPORTING PERSONS

Avenue SO Capital Partners I, LLC (“Avenue SO Capital Partners”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)   [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

854,6751

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

854,675

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

854,675

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Special Opportunities.  Avenue SO Capital Partners is the general partner of Avenue Special Opportunities.

2

Based upon 28,558,778  shares of Common Stock outstanding as of January 31, 2014, as disclosed by the Issuer to the Reporting Persons, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act.

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

GL SO Partners I, LLC (“Avenue SO Partners I”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)   [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

854,6751

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

854,675

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

854,675

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Special Opportunities.  Avenue SO Partners I is the managing member of Avenue SO Capital Partners, the general partner of Avenue Special Opportunities.

2

Based upon 28,558,778  shares of Common Stock outstanding as of January 31, 2014, as disclosed by the Issuer to the Reporting Persons, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act.

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Capital Management II, L.P. (“Avenue Capital Management II”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

5,871,7261

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

5,871,726

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,871,726

12

Check if the aggregate amount in row (11) excludes certain shares  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.91%2

14

TYPE OF REPORTING PERSON

IA

1

Avenue Capital Management II exercises voting and investment power over the securities beneficially owned by the Funds (as defined below).  This number includes 2,754,791 shares of common stock held by Avenue Spec VI, 644,044 shares of common stock held by Avenue Investments, 1,537,481 shares of common stock held by Avenue International, 80,735 shares of common stock held by MAP-10 and 854,675 shares of common stock held by Avenue Special Opportunities (Avenue Special Opportunities, together with Avenue Spec VI, Avenue Investments, MAP 10 and Avenue International, the “Funds”) on January 31, 2014.

2

Based upon 28,558,778  shares of Common Stock outstanding as of January 31, 2014, as disclosed by the Issuer to the Reporting Persons, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 931,937 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Capital Management II GenPar, LLC (“GenPar”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

5,871,7261

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

5,871,726

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,871,726

12

Check if the aggregate amount in row (11) excludes certain shares  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.91%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Capital Management II.  GenPar is the general partner of Avenue Capital Management II.

2

Based upon 28,558,778  shares of Common Stock outstanding as of January 31, 2014, as disclosed by the Issuer to the Reporting Persons, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 931,937 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Marc Lasry

2

Check the appropriate box if a member of group

(a)  [   ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

5,871,7261

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

5,871,726

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,871,726

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.91%2

14

TYPE OF REPORTING PERSON

IN/HC

1

This number represents shares beneficially held by Avenue Capital Management II.  Marc Lasry is the managing member of GenPar and Avenue SO Partners I,  the general partner of Avenue Capital Management II, and he exercises voting and investment power over the securities beneficially owned by such entities and by the Funds.

2

Based upon 28,558,778  shares of Common Stock outstanding as of January 31, 2014, as disclosed by the Issuer to the Reporting Persons, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 931,937 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

Explanatory Note

Item 1.

Security and Issuer

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by the Reporting Persons (as defined below) to amend the Items specified below in the Reporting Persons’ Schedule 13D with respect to YRC Worldwide, Inc., a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission on December 19, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the Securities and Exchange Commission on December 24, 2013 (“Amendment No. 1”) and Amendment No. 2, filed with the Securities and Exchange Commission on January 27, 2014 (“Amendment No. 2” and, together with Amendment No. 1 and the Original Schedule 13D, the “Amended Schedule 13D”).  Capitalized terms used in this Amendment No. 3 but not defined herein shall have the respective meanings given to such terms in the Amended Schedule 13D.

Item 2.

Identity and Background

The disclosure in Item 2(c) is hereby amended by deleting the disclosure in its entirety and replacing it with the following:

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Collectively, the securities reported in this Schedule 13D are held by Avenue Investments, Avenue Spec VI, MAP 10 and Avenue Special Opportunities Fund I, L.P., a Delaware limited partnership (“Avenue Special Opportunities” and together with Avenue Investments, Avenue Spec VI, Avenue International, and MAP 10, the “Avenue Funds”).  Avenue Partners is the general partner of Avenue Investments and a shareholder of Avenue International Master GenPar.  Avenue Capital VI  is the general partner of Avenue Spec VI. GL VI is the managing member of Avenue Capital VI.  Avenue International GenPar is the general partner of Avenue International.  GL SO Capital Partners I, LLC, a Delaware limited liability company (“Avenue SO Capital Partners”) is the general partner of Avenue Special Opportunities.  Avenue SO Partners I, LLC, a Delaware limited liability company (“Avenue SO Partners I”) is the managing member of Avenue SO Capital Partners.  Avenue Capital Management II is an investment adviser to each of the Avenue Funds. GenPar is the general partner of Avenue Capital Management II. Marc Lasry is the managing member of GL VI, Avenue Partners, Avenue SO Partners I and GenPar.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following at the end thereof:

Upon the consummation of the transactions contemplated by the Stock Purchase Agreement, the Avenue Funds acquired 4,133,333 shares of Common Stock and 583,334 shares of Series A Preferred Stock (which shares are convertible on the terms summarized in Item 6 below into 2,333,336 shares of Common Stock) for an aggregate consideration of $97,000,035.  The Avenue Funds obtained the funds necessary to purchase such shares from the existing capital of the Avenue Funds.

Item 4.

Purpose of Transaction.

CUSIP No:  984249607

SCHEDULE 13D

Item 4 is hereby amended and supplemented to add the following at the end thereof:

The information set forth in Item 6 below is incorporated into this Item 4 by reference as if fully set forth herein.

Item 5.

Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated in its entirety as follows:

(a)

As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the persons named below:

Name	Number of Shares	Percentage of Shares (%)
Avenue Investments	644,044	2.2%
Avenue Spec VI	2,754,791	9.5%
Avenue International	1,537,481	5.3%
MAP-10	80,735	0.3%
Avenue Special Opportunities	854,675	3.0%
Avenue Partners	2,181,525	7.5%
Avenue International GenPar	1,537,481	5.3%
Avenue Capital VI	2,754,791	9.5%
GL VI	2,754,791	9.5%
Avenue SO Capital Partners	854,675	3.0%
Avenue SO Partners I	854,675	3.0%
Avenue Capital Management II	5,871,726	19.91%
GenPar	5,871,726	19.91%
Lasry	5,871,726	19.91%

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 28,558,778 shares of Common Stock outstanding as of January 31, 2014, as disclosed by the Issuer to the Reporting Persons, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including additional shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes, as set forth in footnote two of each of the cover pages to this Amendment No.3).

(b)

The Reporting Persons have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the shares.

(c)

The Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock in the past 60 days:

(i) On January 31, 2014, the Avenue Funds purchased 4,133,333 shares of Common Stock pursuant to the Stock Purchase Agreement at a price of $15.00 per share.

(ii) In connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, on January 31, 2014, Avenue International, Avenue Investments, Avenue Spec VI and MAP 10 converted all of their outstanding Series B Notes into 806,456 shares of Common Stock pursuant to and in accordance with the terms of the Series B Notes Indenture.

(iii) On January 31, 2014 the Avenue Funds purchased 583,334 shares of Series A Preferred Stock (which shares are convertible on the terms summarized in Item 6

CUSIP No:  984249607

SCHEDULE 13D

below into 2,333,336 shares of Common Stock) pursuant to the Stock Purchase Agreement at a price of $60.00 per share.

(d)

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to add the following at the end thereof:

On January 31, 2014, the Avenue Funds and the Issuer consummated the transactions contemplated by the Stock Purchase Agreement.  In connection therewith, the Avenue Funds purchased 4,133,333 shares of Common Stock and 583,334 shares of Series A Preferred Stock pursuant to the Stock Purchase Agreement and converted all Series B Notes held by them into 806,456 shares of Common Stock pursuant to and in accordance with the terms of the Series B Notes Indenture.

The Series A Preferred Stock will convert into shares of Common Stock automatically following the occurrence of the events set forth in the Certificate of Designations, Preferences, Powers and Rights of Class A Convertible Preferred Stock (the “Certificate of Designations”) and described below.

Pursuant to the Stock Purchase Agreement, the Issuer is required to hold an annual or special meeting of stockholders as promptly as practicable following execution of the Stock Purchase Agreement for the purpose of obtaining stockholder approval (i) to approve an amendment to its Amended and Restated Certificate of Incorporation (the “Certificate Amendment”) to increase the number of authorized shares of Common Stock to a number of shares sufficient for effecting the conversion of the Series A Preferred Stock into shares of Common Stock and (ii) in order to comply with the NASDAQ stockholder approval requirements relating to the issuance of shares of Common Stock upon conversion of the Series A Preferred Stock, approve the removal of any restrictions on the conversion of the Series A Preferred Stock (the “Conversion Removal”). If approval with respect to either the Certificate Amendment or the Conversion Removal is not obtained at the first stockholders’ meeting, then the Issuer is required to continue to seek approval of the Certificate Amendment and/or the Conversion Removal at subsequent stockholders’ meetings. The Issuer has disclosed that it has been granted from each of the buyers in connection with the financings that were consummated on January 31, 2014 an irrevocable proxy and attorney-in-fact, with full power of substitution, to vote all such buyer’s shares of Common Stock in favor of the Certificate Amendment, and that such proxies are sufficient to approve the Certificate Amendment assuming the buyers which granted the proxies continue to own such shares as of the record date.

Immediately upon effectiveness of the Certificate Amendment, each share of the Series A Preferred Stock will automatically be converted into a number of shares of Common Stock equal to the quotient obtained by dividing (i) the liquidation preference plus the amount of accrued dividends by (ii) the conversion price of $15 per share, provided that if the conversion would result in the Avenue Funds collectively owning more than 19.99% of the issued and outstanding Common Stock, the portion of the Series A Preferred Stock will only convert such that the Avenue Funds will hold not more than 19.99% of the issued and outstanding Common Stock (the “Common

CUSIP No:  984249607

SCHEDULE 13D

Stock Cap”). The Series A Preferred Stock will continue to automatically convert in this manner on the last day of each calendar quarter subsequent to the date of the Certificate Amendment and at any time shares of Series A Preferred Stock are transferred by an Avenue Fund to an unaffiliated third party following effectiveness of the Certificate Amendment. If the holders of the Common Stock approve the removal of the Common Stock Cap in accordance with the applicable NASDAQ Listing Rules, all remaining shares of Series A Preferred Stock will automatically convert into shares of Common Stock at the conversion price.

The Series A Preferred Stock has an initial stated value and liquidation preference of $60 per share. Beginning on the six month anniversary of the issue date of the Series A Preferred Stock, and for so long as any shares of Series A Preferred Stock remain outstanding, the Series A Preferred Stock will accrue cumulative dividends at an annual rate of 5% until the first anniversary of the issue date, at an annual rate of 10% for the period beginning on the first day after the first anniversary of the issue date and ending on the eighteen-month anniversary of the issue date and at an annual rate of 15% thereafter.

Subject to certain exceptions, the holders of the Series A Preferred Stock are entitled to vote together as a single class with the Common Stock on an as-converted-to-Common Stock-basis at any annual or special meeting of stockholders of the Issuer, provided, however, that (i) any portion of such shares of the Series A Preferred Stock held by the Avenue Funds or their affiliates that are or would otherwise be subject to the Common Stock Cap assuming for this purpose the conversion of the Series A Preferred Stock in accordance with the Certificate of Designations shall not have any right to vote together as a single class with the shares of Common Stock on an as-converted-to-Common Stock-basis and (ii) no holder of the Series A Preferred Stock will be entitled to vote such shares of the Series A Preferred Stock in connection with any proposal submitted to the stockholders of the Issuer to approve the removal of the Common Stock Cap.

The summary of the Stock Purchase Agreement and Certificate of Designations described in this Amendment No. 3 is not a complete description and is qualified in its entirety by reference to the full terms of the Stock Purchase Agreement and the Certificate of Designations, filed as Exhibit 1 to Amendment No. 1 and incorporated herein by reference.

CUSIP No:  984249607

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: February 4, 2014

AVENUE INVESTMENTS, L.P.

By:  Avenue Partners, LLC, its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title:    Managing Member

AVENUE PARTNERS, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title:    Managing Member

AVENUE INTERNATIONAL MASTER, L.P.

By: Avenue International Master Fund

GenPar, Ltd., its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title:  Director

AVENUE INTERNATIONAL MASTER FUND GENPAR, LTD.

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title:    Director

CUSIP No:  984249607

SCHEDULE 13D

AVENUE SPECIAL SITUATIONS FUND VI (MASTER), L.P.

By:  Avenue Capital Partners VI, LLC,

its general partner

By:  GL Partners VI, LLC, its managing member

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE CAPITAL PARTNERS VI, LLC

By:  GL Partners VI, LLC, its managing member

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

GL PARTNERS VI, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

MANAGED ACCOUNTS MASTER FUND SERVICES – MAP 10

By:  Avenue Capital Management II, L.P., its investment manager

By:  Avenue Capital Management II GenPar, LLC, its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

CUSIP No:  984249607

SCHEDULE 13D

AVENUE SPECIAL OPPORTUNITIES FUND I, L.P.

By:  Avenue SO Capital Partners I, LLC, its general partner
By:  GL SO Partners I, LLC, its managing member

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE SO CAPITAL

PARTNERS I, LLC

By: GL SO Partners I, LLC, its managing member

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

GL SO PARTNERS I, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II

GenPar, LLC, its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title: Managing Member

CUSIP No:  984249607

SCHEDULE 13D

MARC LASRY

/s/ Eric Ross as attorney-in-fact